UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT
Wabash National Corporation
(Exact name of the registrant as specified in its charter)

Delaware	001-10883
(State or other jurisdiction of incorporation)	(Commission file number)

3900 McCarty Lane, Lafayette, Indiana	47905
(Address of principal executive offices)	(Zip code)

Michael N. Pettit
Senior Vice President and Chief Financial Officer
765-771-5310
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
A copy of Wabash National Corporation’s Conflict Minerals Report for the reporting period January 1, 2022 to December 31, 2022 is provided as Exhibit 1.01 hereto and is publicly available on the Company’s website at ir.onewabash.com. A copy of Wabash National Corporation’s Conflict Minerals Policy is included in our 2022 Corporate Responsibility Report, which is publicly available at https://ir.onewabash.com/governance/corporate-responsibility/default.aspx.
The references to Wabash National Corporation’s website included in this Form SD and its exhibits are provided for convenience only, and its contents are not incorporated by reference into this Form SD and Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.
Item 1.02 Exhibit
As specified in this Form SD, Wabash National Corporation is hereby filing its Conflict Minerals Report as Exhibit 1.01.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resources Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WABASH NATIONAL CORPORATION

Date:	May 25, 2023	By:	/s/ Michael N. Pettit
Michael N. Pettit
Senior Vice President and Chief Financial Officer